Exhibit 4.9

Supplemental Agreement
Regarding
Non-competition Agreement
Centralized Service Agreement
Interconnection Settlement Agreement
Provincial Optic Cable Line Leasing Agreement

between

China Telecommunication Corporation
and
China Telecom Corporation Limited

October 26, 2003

THIS SUPPLEMENTAL AGREEMENT was entered into on October 26, 2003 in Beijing, the People's Republic of China (the "PRC") between:

China Telecommunications Corporation (Party A)
Address: 31 Jinrong Street, Xicheng District, Beijing
Legal Representative: Zhou Deqiang

and

China Telecom Corporation Limited (Party B)
Address: 31 Jinrong Street, Xicheng District, Beijing
Legal Representative: Zhou Deqiang.

WHEREAS:

(1)	Party A is a state-owned enterprise established and legally existing under the PRC laws;

(2)	Party B is a limited liability company established and legally existing under the PRC laws, and its overseas listed shares have been listed on the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") and New York Stock Exchange;

(3)	Party A, Party B’s controlling shareholder, wholly owns Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the "Targeted Companies");

(4)	Approved by the relevant Chinese government authorities, Party A intends to sell, and Party B intends to acquire, Party A’s 100% equity interests in the Targeted Companies and part of the assets at Party A’s headquarters;

(5)	On September 10, 2002, Party A and Party B entered into a Non-competition Agreement, a Centralized Service Agreement, an Interconnection Settlement Agreement and a Provincial Optic Cable Line Leasing Agreement (collectively the "Original Agreements"). These Original Agreements are currently applicable to Party B and its existing subsidiaries; and

(6)	Both Parties agree to amend certain sections of each Original Agreement, and desire to clearly define the applicability of the Original Agreements to each Targeted Company for the time when such Targeted Company becomes a wholly-owned subsidiary of Party B.

NOW, THEREFORE, after consultations, both Parties hereby agree with the following:

1.	Both Parties agree to make the following amendment to the Non-competition Agreement:

"Competing Business" in Article I, "Definition", is amended as follows: "‘Competing Business’ means the basic telecommunications businesses listed in the Itemized Directory of Telecommunications Services, promulgated by the Ministry of Information Industry on February 21, 2003, and the following value-added telecommunication businesses: (1) domestic conference call service, (2) internet access service, (3) internet data center service, (4) internet exclusive virtual network service, and (5) private virtual network service."

2.	Both Parties agree to make the following amendment the Centralized Service Agreement:

(1)	Article VI, "Use of Premises", will be amended as follows:

Section 6.1 (1): "As requested by Party B, Party A shall to provide Party B its own office buildings located at 31 Jinrong Street, Xicheng District, Beijing, The Guanhua Mansion, Zhaodengyu Road (Dongguanying, Xizhimennei), Xicheng District, Beijing, and The Tianyin Mansion, 2 B Fuxingmen South Street, Xicheng District, Beijing, and premises relating to the network management, research and development, training, including air-conditioners, electric power, power equipment and other related ancillary facilities."

(2)	Article VII, "International Facilities", will be amended as follows:

Section 7.1: "Both Parties agree to jointly use the international transmission facilities including the international gateways, international satellite transmitters, international undersea cable capacities and international undersea cable landing stations, domestic extension of international undersea optic cable lines and domestic extension of international land cables."

(3)	Article VIII, "Cost Sharing for Centralized Services", will be amended as follows:

Section 8.1: "Both Parties agree to share, in proportion to their respective revenues, all costs arising from Party B providing to Party A the major client service, network management center service, business support center service, and the provision by Party A of the premises (including the salary and benefits for all staff arising from Party B's provision of related service, the depreciation of both Parties' equipment and property, current expenses, cost of maintenance and research and development). The sharing of the cost shall be made on an annual basis."

(4)	Article XVII, "Validity of this Agreement and Miscellaneous", shall be amended as follows:

Section 17.1: "This Agreement shall remain effective until December 31, 2004" shall be amended as "This Agreement shall remain effective until December 31, 2005." Other parts thereof remain unchanged.

3.	Both Parties agree to amend the Interconnection Settlement Agreement as follows:

In Section 15.1 of Article XV, "Validity of this Agreement and Miscellaneous", "This Agreement shall remain effective until December 31, 2004" will be amended as "This Agreement shall remain effective until December 31, 2005." Other parts thereof remain unchanged.

4.	Both Parties agree to amend the Optic Fiber Cable Line Leasing Agreement as follows:

In Section 14.1 of Article 14, "Validity of this Agreement and Miscellaneous", "This Agreement shall remain effective until December 31, 2004" will be amended as "This Agreement shall remain effective until December 31, 2005." Other parts thereof remain unchanged.

5.	Both Parties agree and confirm that, starting for the date when each of the Targeted Companies becomes Party B’s wholly-owned subsidiary, the Non-competition Agreement, Centralized Service Agreement, Interconnection Settlement Agreement and Optic Fiber Cable Line Leasing Agreement, together with the amendments to the Original Agreements set forth herein (and other amendments to the Original Agreements that may be made from time to time by both Parties), are applicable to each of the Targeted Companies.

6.	This Supplemental Agreement shall become effective upon the satisfaction of the following conditions:

(1)	Party B has obtained the relevant waiver from the Stock Exchange Hong Kong Limited for ongoing connected transactions pursuant to the Hong Kong Listing Rules (limited to Interconnection Settlement Agreement only),

(2)	Party B’s independent shareholders have approved the relevant transactions pursuant to the Hong Kong Listing Rules (limited to Interconnection Agreement only); and

(3)	Party B has completed the acquisition of each of the Targeted Companies.

7.	The formation, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute solutions shall be governed by the PRC laws.

8.	In the event of any dispute concerning the validity, interpretation or performance of this Supplemental Agreement, both Parties shall first seek resolution through amicable negotiation. If no resolution can be reached within thirty (30) days after such dispute occurs, either Party shall have the right to bring the matter to a competent people's court.

9.	This Supplemental Agreement shall be executed with corporate seals by the legal representatives or authorized representatives of both Parties.

10.	This Supplemental Agreement has six (6) original copies. Each Party shall keep two of them. The other two originals shall be retained by Party B for the purposes of necessary registrations and filings. Each original shall have the same legal power.

China Telecommunications Corporation (Corporate Seal)

Legal Representative or his/her Authorized Representative:___________

China Telecom Corporation Limited (Corporate Seal)

Legal Representative or his/her Authorized Representative:___________